:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-122531

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 25, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Money Tree Inc.
Full Name of Registrant

Former Name if Applicable

114 South Broad Street
Address of Principal Executive Office (Street and Number)

Bainbridge, Georgia 39817
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Money Tree Inc. (the “Company”) cannot file its Annual Report on Form 10-K for the year ended September 25, 2008, within the prescribed time period because of delays in completing its financial statements and management’s discussion and analysis. These delays have arisen because management identified misstatements in prior period financial statements that have required restatement.

As previously disclosed in Item 4.02 of Form 8-K filed with the SEC on November 24, 2008, the Company has determined that the previously issued consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q, for the quarters ended December 25, 2007, March 25, 2008 and June 25, 2008, should no longer be relied upon because of an error in the statements. As a consequence, the Company has filed Form 10-Q/A for each of the three quarters in fiscal year 2008, to correct its financial statements for those periods.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Morrison	(229)	246-6536 x 1154
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s review of its loan charge-off process in conjunction with the initial Sarbanes-Oxley testing of controls and the completion of its implementation of a new accounting system for loans, the Company’s management performed an extensive analysis to determine the amount of past due loans over 180 days delinquent which had not been charged-off. The purpose of the analysis was to determine branch level controls over the determination of collectibility of past due loans. Management determined that there was not sufficient evidence to support the deferral of probable losses inherent in these loans, especially given the change in the economy and current liquidity crisis. Accordingly, management expanded its analysis and scrutiny of delinquent loans resulting in an abnormal amount of net charge-offs and corresponding provision for credit losses during fiscal year 2008 of approximately $8.8 million higher than fiscal year 2007, although the preparation and audit of the Company’s financial statements for fiscal year 2008 is not complete.

The Money Tree Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 23, 2008	By	/s/ Steven P. Morrison
Steven P. Morrison Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).